SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NOTICE CONCERNING REVISION OF NTT DATA’S SECONDMENT PROGRAM

On November 27, 2007, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning NTT DATA Corporation’s revision of its secondment program. NTT DATA Corporation is one of the main subsidiaries of the registrant.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: November 27, 2007

November 27, 2007

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice Concerning Revision of NTT DATA Corporation’s Secondment Program

NTT DATA Corporation (“NTT DATA”), one of the main subsidiaries of Nippon Telegraph and Telephone Company, has announced today that it will revise its secondment program for seconding its employees to the NTT DATA Group companies, from the perspective of promoting an efficient group management as part of the company’s Medium-Term Management Policy for the three years commencing fiscal 2007. NTT DATA also plans to execute an enhanced outplacement support program for employees who wish to consider leaving the company. For more details, please see the attached press release by NTT DATA.

For further inquiries, please contact:

(Mr.) Horinouchi or (Mr.) Nittono
Investor Relations Office,
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-5205-5581
Fax:	+81-3-5205-5589

(Press release)

November 27, 2007

NTT DATA Corporation

To All Concerned:

NOTICE CONCERNING REVISION OF SECONDMENT PROGRAM

NTT DATA Corporation (“NTT DATA”) will revise its secondment program for seconding its employees to the NTT DATA Group (the “Group”) companies, from the perspective of promoting an efficient group management as part of the company’s Medium-Term Management Policy for the three years commencing fiscal 2007. NTT DATA also plans to execute an enhanced outplacement support program for employees who wish to consider leaving the company.

1. Purpose

NTT DATA aims to create a corporate group that has a competitive edge through the promotion of self-sustainability of each of the Group companies and reinforcement of group management, as well as through the accomplishment of the missions declared by each of the companies. Moreover, NTT DATA will conduct a review to identify the roles of its secondees to the Group companies, and revise the program to facilitate the transfer of secondees from NTT DATA to the Group companies.

Also, NTT DATA will aim to improve its outplacement support program in response to the diversifying employment needs of employees.

2. Details of Implementation

(1) Revision of the Secondment Program and Transfers

NTT DATA will further help identify to their employees the purpose of their secondment from the company, and, for secondees meeting the following two criteria, NTT DATA plans to transfer those interested to the Group companies as of April 1, 2008. Also, for personnel who will be transferred to the Group companies, in addition to their retirement bonuses, a single sum payment will be paid based on any existing disparities between employment conditions.

(i) Employees seconded without a fixed secondment term

(ii) Employees seconded with a fixed secondment term, and would be seconded for three years or more as of March 31, 2008 (except as otherwise applicable to certain requirements set by the company)

(2) Outplacement Support Program

In light of the diversification in the employees’ perspectives and priorities regarding their career plans and employment needs, NTT DATA has supported those who, at their will, wished to take different course in their lives through the company’s outplacement support program. In addition to the existing practice, NTT DATA will now implement a new enhanced outplacement program, outlined as follows:

•	Applicable Persons: NTT DATA employees who have been working for the company for over 10 consecutive years, and are between the age of 50 and 59 as of March 31, 2008 (excluding managers and above)

•	Retirement Date: March 31, 2008 (A choice of taking a leave of absence for a maximum of one year prior to retirement is available.)

3. Impact on Financial Affairs

Any impact these revisions may have on the financial affairs of NTT DATA is not determined as of this date, as employee surveys are yet to be conducted. However, survey results will be released to the public soon after the results are determined.

For more information, please contact:
Public Relations Department
NTT DATA Corporation
Tel:	+81-3-5546-8051